

Mail Stop 3720

August 6, 2015

Thomas M. Rutledge
Chief Executive Officer
Charter Communications, Inc.
400 Atlantic Street
Stamford, CT 06901

>   **Re: Charter Communications, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2014**
>   **Response dated July 28, 2015**
>   **File No. 001-33664**

Dear Mr. Rutledge:

   We have reviewed your July 28, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this comment, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Security Ownership of Certain Beneficial Owners and Management, page 37

1.   We note your response; however, Rule 13d-3(a) provides that a person may have beneficial ownership if they, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise have or share voting or investment power. Please provide us with further analysis supporting your view that Mr. Malone's position on the Executive Committee of the Board of Liberty Broadband and his relationship with his co-Executive Committee member, Mr. Maffei, does not bestow beneficial ownership upon Mr. Malone as determined under Rule 13d-3(a). Notwithstanding the Executive Committee's requirement for unanimity and the absence of an "agreement" between Messrs. Malone and Maffei, under these facts and circumstances, it appears that Mr. Malone, through his position on the Committee, his role as Chairman, his significant

equity interest and his relationship with Mr. Maffei, may have the power to direct the voting and disposition of Liberty Broadband's 25% interest in Charter because of an "arrangement, understanding or relationship" between Mr. Maffei and himself.

Please contact Justin Kisner, Staff Attorney, at (202) 551-3788, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Steven A. Cohen
        DongJu Song
        Wachtell, Lipton, Rosen & Katz